                           - 31 -               Exhibit (11)

               OWENS CORNING AND SUBSIDIARIES

              COMPUTATION OF PER SHARE EARNINGS

                                              Quarter Ended
                                                March 31,
                                              1998     1997
                                         (In millions of dollars,
                                            except share data)
Basic:

Net income                                $      8     $     42

Basic weighted average number of common
  shares outstanding (thousands)            53,373       52,408

Basic per share amount                    $    .16     $    .80

Diluted:

Net income                                $      8     $     44

Weighted average number of common
  shares outstanding (thousands)            53,373       52,408
Weighted average common equivalent
  shares (thousands):
  Deferred awards                              352          353
  Stock options using the average
     market price during the period            120          472
  Shares from assumed conversion
     of preferred securities                     -        4,566

Diluted weighted average number
  of common shares outstanding and
  common equivalent shares (thousands)      53,845       57,799

Diluted per share amount                   $   .16     $    .76